Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Rome, 01 Feburary 2008

THE UNITED STATES
SECURITIES EXCHANGE COMMISSION
50-00-0001

FEB 04 2008

For credit to the
U.S.Treasury

By International Courier UPS

Bulgari File Number: **82-34836**

Please find enclosed for submission information required by Rule 12g3-2(b) the following document:

- Bulgari S.P.A. Share Capital Amendment
- Amendment To The Composition Of The Board Of Directors
- Internal Dealing G. Figarolo Di Gropello
- Net Sales 2007

SUPPL

Best Regards,

08000655

Costanzo Rapone
Bulgari S.p.A.
General Counsel

PROCESSED
FEB 14 2008
THOMSON
FINANCIAL

*Comunicazione di variazione del capitale sociale della Bulgari S.p.A.*

Vi comunichiamo la nuova composizione del capitale sociale (interamente sottoscritto e versato) a seguito di esercizio di stock options deliberate dall'assemblea degli azionisti in data 29 aprile 2003

| | *Capitale sociale attuale* | | | *Capitale sociale precedente* | | |
|---|---|---|---|---|---|---|
| | *Euro* | *n. azioni* | *Val. nom. unitario* | *Euro* | *n. azioni* | *Val. nom. unitario* |
| Azioni ordinarie numero cedola in corso: 13 | **21.020.549,20** | **300.293.560** | **0,07** | **20.996.224,20** | **299.946.060** | **0,07** |

La presente variazione è stata presentata in via telematica al Registro delle Imprese per l'iscrizione in data 10 gennaio 2008.

---

*BULGARI S.P.A. SHARE CAPITAL AMENDMENT*

*This is to confirm you the new composition in the share capital of Bulgari S.p.A. pursuant the subscription of a number of stock options:*

| | *Current Sharecapital* | | | *sharecapital(prior to current update* | | |
|---|---|---|---|---|---|---|
| | *Euro* | *n. shares* | *Par value* | *Euro* | *n.shares* | *Par Value* |
| Ordinary shares: coupon n. 13 | **21.020.549,20** | **300.293.560** | **0,07** | **20.996.224,20** | **299.946.060** | **0,07** |

This variation has been duly filed on January 10th, 2008

ALLEGATO 6 /ANNEX 6

## 1. PERSONA RILEVANTE DICHIARANTE / DECLARER

### 1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

| | | | |
|---|---|---|---|
| COGNOME / FAMILY NAME | GAROLO DI GROPELLO | NOME / FIRST NAME | GIULIO |

### 1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

## 2. EMITTENTE QUOTATO / LISTED COMPANY

| | |
|---|---|
| RAGIONE SOCIALE / CORPORATE NAME | Bulgari |

## 3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

### 3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

### 3.2 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

| | | | |
|---|---|---|---|
| COGNOME / FAMILY NAME | FIGAROLO DI GROPELLO | NOME / FIRST NAME | GIULIO |

## 4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE
SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

| DATA / DATE | TIPO OPERAZ. / TYPE OF TRANSACTION[3] | CODICE ISIN / ISIN CODE[3] | DENOMINAZIONE TITOLO / NAME OF SECURITY | TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4] | QUANTITÀ / QUANTITY | PREZZO (in €) / PRICE (in €)[5] | CONTROVAL. (in €) / VALUE (in €) | MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6] | NOTE / NOTES |
|---|---|---|---|---|---|---|---|---|---|
| 22/01/2008 | A | IT0001119087 | BULGARI | AZO | 10,000 | 7 477 | 74,770 | MERC-IT | IL PREZZO INDICATO è IL PREZZO MEDIO PONDERATO |
| TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €) | | | | | | | 74,770 | | |

## SEZIONE B): RELATIVA AGLI ALTRI STRUMENTI FINANZIARI COLLEGATI ALLE AZIONI DI CUI ALL'ART. 152-sexies, comma 1, lett. b1 , b3
SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, lettera b) [illegible]

| DATA / DATE | TIPO OPER. / TYPE OF TRANSACTION[7] | TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8] | TIPO FACOLTA' / TYPE OF RIGHT[9] | STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT: CODICE ISIN / ISIN CODE[10] | DENOMINAZIONE / NAME[11] | AZIONE SOTTOSTANTE / UNDERLYING SECURITY: CODICE ISIN / ISIN CODE | DENOMINAZIONE / NAME[12] | INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT: QUANTITÀ / QUANTITY | PREZZO (in €) / PRICE (in €)[5] | CONTROVALORE (in €) / VALUE (in €) | INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT: QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING | PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €) | CONTROVALORE (in €) / VALUE (in €) | DATA SCADENZA / MATURITY | NOTE / NOTES |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €) | | | | | | | | | | | | | 0 | | |
| TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €) | | | | | | | | | | | | | 74,770 | | |

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighed average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below per value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1 01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over Italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

BVLGARI

# Paolo Cuccia appointed to Bulgari's Board of Directors

**Rome, January 18th 2008** – The Board of Directors of Bulgari S.p.A., held today, co-opted Mr. Paolo Cuccia as a non-executive and independent member of the Board of Directors, until the Annual General Meeting scheduled for April 18th on first call.

The appointment replaces Mr. Vito Varvaro, formerly non-executive and independent member of the Board of Directors, who resigned for professional incompatibility with effect from January 15th. The Board warmly thanked Mr. Varvaro for his precious contribution.

As of the date of his resignation, Mr. Varvaro did not hold any shares in Bulgari S.p.A.

Mr. Cuccia will also sit on the Internal Audit Committee and on the Remuneration Committee to replace Mr. Varvaro.

Paolo Cuccia is Corporate Executive Vice President of ABN AMRO and holds prestigious positions both in the institutional sector, as President of EUR S.p.A., and in the graduate educational sector as President of the Advisory Board of the Bocconi University' School of Management (SDA). The *curriculum vitae* of Mr. Cuccia is also available on the Internet site http://ir.bulgari.com and at the Company's registered office.

As of the date of his appointment, Mr. Paolo Cuccia did not hold any shares in Bulgari S.p.A.

Bulgari is one of the global players on the luxury market. In 2006 the Group posted a turnover of 1,010.4 million Euro. With a market capitalization of 2.38 billion Euro (as of 17.01.2008), Bulgari relies on a stores network in the most exclusive shopping areas in the world and on selected distributors.
Bulgari has a product portfolio that ranges from jewels and watches to accessories and perfumes. The Group is controlled by the Bulgari family, holding about 52.0% of the share capital. The remaining 48.0% is floating on the Milan Stock Exchange.

<u>**For further information**</u>

**Media Relations**
Paolo Piantella
Corporate Financial Press Office Director
tel. +39 06 68 810 593
e-mail paolo.piantella@bulgari.com
www.bulgari.com

**Analysts / investors relations**
Renata Casaro
Investor Relations Director
tel. +39 06 68 810 467
e-mail renata.casaro@bulgari.com
http://ir.bulgari.com

# BVLGARI

## Bulgari: strong revenues growth in 2007

- **Full year 2007 turnover: 1,093.3 million Euro (+14% at comparable exchange rates)**
- **Fourth quarter 2007 turnover: 347.7 million Euro (+13% at comparable exchange rates)**

**Rome, January 31st 2008** – The revenues of the Bulgari Group in the full year 2007 were 1,093.3 million Euro compared to 1,010.4 million Euro in 2006 with a 13.7% increase at comparable exchange rates (+8.2% at current exchange rates).
In the fourth quarter 2007 sales were 347.7 million euro compared to 323.6 million Euro posted in the same quarter 2006 (+13.1% at comparable exchange rates and +7.4% at current exchange rates).

All the variations reported below are expressed at comparable exchange rates unless noted otherwise.

**Revenues by product categories**
The **full year 2007** ended with outstanding sales results for the Group: all product categories, in fact, benefited from the constant research and innovation activities carried out by the Company and from the new product launches made during the year. Jewellery, core business of the Company, registered once again an excellent sales performance (+20.1%); watches reported a positive performance (+8.2%) despite the shortages in sourcing some technical components, which resulted in losses of production volume in some periods of the year. The Bulgari Group is determined to invest in the vertical integration for this product category: in the fourth quarter, in fact, the acquisition of the Swiss company Finger, specialized in the production of sophisticated watch cases, was finalized, together with the acquisition of machineries and intellectual properties from the Swiss company Leschot with the aim of significantly reinforcing the internal production of *mouvements de manufacture.* Accessories registered an increase in line with Company's expectations and limited to 1.2%, essentially due to the very high comparison base in the last year (+19% in 2006) and to the weakness of the Japanese market, the most important area of reference for this product category. However, it is worth underlining that accessories sales in the directly owned stores registered a strong double-digit growth in the year with a further acceleration during the holiday season. Perfumes, finally, posted a 15.5% growth, driven by the continuous success of all the Bulgari fragrances.
In the **fourth quarter 2007** the outstanding performance of jewels (+20.4%) and perfumes (+15.2%) must be highlighted. Watches registered a positive sales trend: although penalized by the already mentioned shortage in sourcing components, the performance has been supported by the excellent sales of the model for women *Assioma D.* Accessories segment (-2.3%), despite the brilliant sales performance in the directly owned stores, was affected by the challenging comparison base in the same quarter of last year (+22.9%).

**Revenues by geographical area**
In the **full year 2007** the strong sales growth in the United States (+21.0%) was very satisfying despite the strong comparison base in 2006 (+16.2%). Sales performance in Europe (+10.3%) was very positive – to be compared to the high base of last year (+11.3%) - with a good performance in Italy (+7.6%). Asia registered a 14.9% rise: Japan ended the year substantially stable (-0.9%) and was counterbalanced by the rest of Asia, which showed an

exuberant growth (+41.2%). Middle East/Other, finally, registered a 1.6% growth at current exchange rates.
With regard to the **fourth quarter 2007**, Asia posted an outstanding performance (+12.9%): Japan, confirming the turnaround already shown in the third quarter of this year, registered a 4.5% sales increase also thanks to the opening of the new flagship stores in Tokyo at the end of October (Omotesando) and at the end of November (Ginza Tower); the rest of Asia registered a 25.4% increase to be compared to a similar +25.5% in the same quarter of last year. Sales registered a positive trend in the United States (+13.5% to be compared to the 15.0% increase posted in the same quarter of last year), in Europe (+10.5%) and a substantially stable performance in Italy (-0.8%). Middle East/Other, finally, registered a 22.4% increase at current exchange rates.

**Revenues by sales channel**
As of December 31st 2007 the total number of Bulgari Group stores was 245 of which 149 were directly owned stores.
In the full year 2007 revenues in the directly owned stores showed a very aggressive increase, much higher than the one posted through third party distributors. This performance is particularly remarkable considering that the new store openings were concentrated in the last part of the year, thus contributing only marginally to the overall sales increase.

Francesco Trapani, Chief Executive Officer of the Bulgari Group, thus commented: *"The brilliant sales results posted by the Bulgari Group also in 2007 in all product categories and geographical areas are very satisfactory and I am very confident about the achievement of the net profit target already given for the year just ended. Moreover, I would like to emphasize how the important projects the Company has carried out and is implementing in the production platform and in the distribution network are generating the expected results, thus making the Group more integrated, diversified and balanced in the geographical areas where it is present and therefore even more solid and able to tackle the uncertainties, which currently characterize the world markets. The unfolding of these strategic projects will also continue in 2008.*
*All these things considered, our long-term strategy for a double-digit growth (at comparable exchange rates) in turnover and net profits is confirmed. In light of the current phase of uncertainty in the macroeconomic environment and of financial markets volatility we will refine our 2008 guidance on March 11th when the financial results for the full year 2007 will be released. Finally, it is worth underlining that the sales trend was very positive not only in the last months of 2007 but also in January."*

**BULGARI GROUP – REVENUES BY PRODUCT CATEGORY – FY 07**

| REVENUES BY PRODUCT CATEGORY | FY 2007 | | FY 07/ FY 06 | | FY 06/ FY 05 | |
|---|---|---|---|---|---|---|
| | EUR M. | % On Revenues | % REPORTED | % COMP. FX. | % REPORTED | % COMP. FX. |
| Jewels | 460.0 | 42.1% | 14.4% | 20.1% | 9.1% | 11.2% |
| Watches | 294.9 | 27.0% | 2.0% | 8.2% | 7.8% | 10.2% |
| Accessories | 84.4 | 7.7% | -5.1% | 1.2% | 15.4% | 18.8% |
| Other (incl. FR royalties) | 7.6 | 0.7% | 4.0% | - | 14.5% | - |
| **JWA Division** | **846.9** | **77.5%** | 7.6% | 13.0% | 9.3% | 11.2% |
| **PARFUM Division** | **223.9** | **20.5%** | 11.1% | 15.5% | 10.3% | 11.5% |
| **OTHER** | **22.5** | **2.0%** | 4.3% | - | 36.5% | - |
| **TOTAL** | **1093.3** | **100%** | 8.2% | 13.7% | 10.0% | 12.0% |

**BULGARI GROUP – REVENUES BY GEO AREA – FY 07**

| REVENUES BY GEO AREA | FY 2007 | | FY 07/ FY 06 | | FY 06/ FY 05 | |
|---|---|---|---|---|---|---|
| | EUR M. | % On Revenues | % REPORTED | % COMP. FX. | % REPORTED | % COMP. FX. |
| **EUROPE** | **427.6** | **39.1%** | 10.3% | - | 11.3% | - |
| of which Italy | 141.4 | 12.9% | 7.6% | - | 1.2% | - |
| **AMERICAS** | **178.4** | **16.3%** | 12.1% | 21.0% | 15.1% | 16.2% |
| **ASIA** | **429.3** | **39.3%** | 5.6% | 14.9% | 7.4% | 10.9% |
| of which Japan | 231.7 | 21.2% | -9.7% | -0.9% | 7.4% | 13.6% |
| of which Rest of Asia | 197.6 | 18.1% | 31.9% | 41.2% | 7.3% | 6.6% |
| **MIDDLE EAST/OTHER** | **58.0** | **5.3%** | 1.6% | - | 7.0% | - |
| **TOTALE** | **1093.3** | **100.0%** | 8.2% | 13.7% | 10.0% | 12.0% |

Source: Bulgari S.p.A. – Not audited preliminary results.

**BULGARI GROUP – REVENUES BY PRODUCT CATEGORY – Q4 07**

| REVENUES BY PRODUCT CATEGORY | Q4 2007 | | Q4 07/ Q4 06 | | Q4 06/ Q4 05 | |
|---|---|---|---|---|---|---|
| | EUR M. | % On Revenues | % REPORTED | % COMP. FX. | % REPORTED | % COMP. FX. |
| Jewels | 148.3 | 42.7% | 14.3% | 20.4% | 9.0% | 12.8% |
| Watches | 91.4 | 26.3% | 2.6% | 8.7% | -7.4% | -3.4% |
| Accessories | 24.3 | 7.0% | -7.6% | -2.3% | 17.5% | 22.9% |
| Other (incl. FR royalties) | 2.1 | 0.6% | -12.4% | - | 11.1% | - |
| **JWA Division** | **266.1** | **76.6%** | 7.5% | 13.2% | 3.2% | 6.8% |
| **PARFUM Division** | **76.9** | **22.1%** | 10.0% | 15.2% | 3.5% | 5.8% |
| **OTHER** | **4.7** | **1.3%** | -24.2% | - | 61.3% | - |
| **TOTAL** | **347.7** | **100%** | **7.4%** | **13.1%** | **4.0%** | **7.5%** |

**BULGARI GROUP – REVENUES BY GEO AREA – Q4 07**

| REVENUES BY GEO AREA | Q4 2007 | | Q4 07/ Q4 06 | | Q4 06/ Q4 05 | |
|---|---|---|---|---|---|---|
| | EUR M. | % On Revenues | % REPORTED | % COMP. FX. | % REPORTED | % COMP. FX. |
| **EUROPE** | **144.0** | **41.4%** | 10.5% | - | 6.4% | |
| of which Italy | 46.2 | 13.3% | -0.8% | - | 5.7% | - |
| **AMERICAS** | **52.8** | **15.2%** | 2.9% | 13.5% | 9.6% | 15.0% |
| **ASIA** | **133.9** | **38.5%** | 4.5% | 12.9% | 2.0% | 8.0% |
| of which Japan | 74.5 | 21.4% | -2.9% | 4.5% | -8.4% | -1.2% |
| of which Rest of Asia | 59.4 | 17.1% | 15.5% | 25.4% | 22.7% | 25.5% |
| **MIDDLE EAST/OTHER** | **17.0** | **4.9%** | 22.4% | - | -14.9% | - |
| **TOTALE** | **347.7** | **100.0%** | **7.4%** | **13.1%** | **4.0%** | **7.5%** |

Source: Bulgari S.p.A. – Not audited preliminary results.

*The manager responsible for preparing the company's financial reports, Alberto Nathansohn, declares, pursuant to paragraph 2 of Article 154-bis of the Consolidated Law on Finance, that the accounting information contained in this press release faithfully represent the Company financial results, as well as its books and accounting records.*

**For further information**

**Media Relations**
Paolo Piantella
Corporate Financial Press Office Director
tel. +39 06 68 810 593
e-mail paolo.piantella@bulgari.com
www.bulgari.com

**Analysts / investors relations**
Renata Casaro
Investor Relations Director
tel. +39 06 68 810 467
e-mail renata.casaro@bulgari.com
http://ir.bulgari.com

END